Exhibit 99.1

XP INC. ACQUIRES MINORITY STAKE IN VISTA CAPITAL, A LEADING BRAZILIAN ASSET MANAGER

São Paulo, Brazil, November 16, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the acquisition of a minority stake in Vista Capital, one of the main independent equity and hedge funds managers in Brazil, with over R$4.5bn in Assets Under Management (AUM). This transaction reinforces XP’s strategy to develop the most complete ecosystem of managers and distributors in Brazil.

Additionally, the development of independent asset managers meets XP's strategy by contributing to an increase in secondary market liquidity, helping to democratize investment products to more Brazilians.

Vista has a solid performance track record in hedge funds and equity funds, with its flagship fund Vista Multiestratégia FIC FIM yielding 444% since inception and net of fees, against 68% of its benchmark. Both teams expect that, along with Vista’s ability to further develop current and new products, it can grow its AUM, and benefit both the asset manager and our funds platform.

Vista Capital

Founded in 2014 in Rio de Janeiro, Vista currently manages over R$4 billion in multimarket and equity investment funds.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com/en/